Exhibit 3.2

                              DOCTORS HEALTH, INC.
                       10451 Mill Run Circle, 10th Floor
                          Owings Mills, Maryland 21117


                                 July 15, 1997

The Beacon Group III - Focus Value Fund, L.P.
c/o The Beacon Group
399 Park Avenue
New York 10022

Ladies and Gentlemen:

         Reference is made to Article IV, Section F.4(b)(iv) of the Restated Articles of Incorporation of Doctors Health, Inc. (the "Restated Articles"). The adjustment to the conversion ratio of the Series D Convertible Preferred Stock (the "Series D Preferred") of Doctors Health, Inc. (the "Company") referred to in such Article shall be made based on the matrix attached as Exhibit A hereto at the time referred to in such Article. This letter sets forth our agreement as to the manner in which such matrix shall be applied.


         Reference is also made to Article V, Section 3 of the Restated Articles of the Company. The terms "Medicare Medical Loss Ratio" and "Medicare Enrollees" set forth in this letter agreement shall apply to Article IV, Section F.4(b)(iv) and Article V, Section 3 of the Restated Articles.

         It is acknowledged and agreed that the provisions of this letter are for the benefit of all holders of the Series D Preferred, including, but not limited to, The Beacon Group III - Focus Value Fund, L.P. ("Beacon").

         1. The term "Medicare Enrollees" means those persons enrolled under one of the Company's Medicare global risk service agreements with health maintenance organizations or other payors ("HMOs").

         2. The term "Medicare Medical Loss Ratio" means, with respect to any quarter or fiscal year (a "Period"), the number obtained by dividing:

                  (A) the sum of (i) all direct medical expenses paid by the Company during the Period on behalf of Medicare Enrollees plus (ii) all payments for specific stop-loss insurance (net of recoveries) applicable to such Period plus (iii) all reserves



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as of the end of such Period, including those related to incurred but not recognized medical services ("Medical Management IBNR") any additional reserves established by the Company's management, calculated as set forth herein ("IBNR") for services covered by the payments referred to in clause (i) less (iv) IBNR reserves at the beginning of the Period; by

                  (B) all Medicare capitation revenues recognized by the Company from HMOs during the Period under generally accepted accounting principles ("GAAP").

         3. For purposes of calculating the Medical Loss Ratio, IBNR shall be computed at the beginning and end of all Periods on a consistent basis and in the manner described in the Company's "Medical Loss Ratio/IBNR Methodology" attached as Exhibit B hereto. Assumptions or estimates used at the end of a Period shall be consistent with those used at the beginning of the Period (except for changes required due to changes in actual experience during the Period or forseeable changes in the Company's contracts or fee arrangements). Reversals of excess reserves at the beginning of a Period will only be included in the Medical Loss Ratio calculation pursuant to this letter agreement to the extent that the reserve that remains after such a reversal is consistent with the Company's methodology for maintaining such reserves at the end of the period, but in no event will such a reserve be less than an amount equal to 110% of the Company's Medical Management IBNR. The Company shall provide the holder of the Series D Preferred Stock a certificate of the Company's Chief Financial Officer (the "Excess Reserve Certificate") setting from the percentage of the Company's IBNR consisting of excess reserves. The Company shall deliver the Excess Reserve Certificate as soon as practicable after the date of this letter, and in any event no later than the date the Company issues its annual report on Form 10-K for the fiscal year ended June 30, 1997.

         4.       (a) For  purposes  of the  adjustment  referred  to in
Article IV, Section F.4(b)(iv) of the Restated Articles, as promptly as practicable after the end of the Company's fiscal year ended June 30, 1998, and in any event no later than the date the Company files its annual report on Form 10-K for the fiscal year ended June 30, 1998 with the U.S. Securities and Exchange Commission, the Company shall provide to each holder of the Series D Preferred a certificate of the Company's Chief Financial Officer (the "CFO Certificate") setting forth (i) the Company's Medical
Loss Ratio for the fiscal year ended June 30, 1998 and the methodology, in reasonable detail, used for such calculation and (ii) the number of Medicare Enrollees at June 30, 1998.

                  (b) For purposes of the provisions of Article V, Section 3 of the Restated Articles, as promptly as practicable after the end of any Company fiscal quarter for which the Company failed to have positive net income as reflected on the Company's financial statements for such quarter provided by the Company to Beacon pursuant to the terms of the Shareholders' Agreement (a "Loss Quarter"), within 45 days after the end of the Loss Quarter but in any event not later than the date the Company files its quarterly report on Form 10-Q with the U.S. Securities and

Exchange Commission (or Form 10-K if the Loss Quarter is the last quarter of the Company's fiscal year), the Company shall provide to each holder of the Series D Preferred Stock a CFO Certificate setting forth the Company's Medical Loss Ratio for the Loss Quarter. The Company's independent auditors, which shall be a "Big Six" accounting firm (the "Company's Auditors"), shall perform certain review procedures with respect to the Medical Loss Ratio reported by the Company for any such Loss Quarter contemporaneous with the issuance of the Company's Form 10-Q ( or 10-K as applicable) and advise the Company of such accounting firm's review procedures and report whether the Company complied with the provisions of Exhibit B attached hereto.

         5. In the event the Company has two consecutive Loss Quarters or three Loss Quarters out of five consecutive quarters, the Company shall, at the Company's expenses, engage the Company's Auditors to audit and issue its audit with respect to the Company's financial statements and the CFO Certificate for each of the Loss Quarters. Such audit shall be commenced as soon as practicable following the last day of the second consecutive Loss Quarter or the last day of the third Loss Quarter out of five consecutive quarters.

         6. In the event that (i) the Company has two consecutive Loss Quarters or three Loss Quarters out of five consecutive quarters and (ii) the Company has received an audit by the Company's Auditors or, for purposes of Article IV, Section F.4(b)(iv) of the Restated Articles, the Company has filed its annual report on Form 10-K, Beacon shall be entitled to have each such financial statement and CFO Certificate audited by its various advisors using any methodologies it deems appropriate and Beacon agrees that it will use its best efforts to ensure that such audit is completed within 45 days following delivery of such statement to it. If Beacon's audit of such statement and the data set forth therein cannot be reconciled by agreement between Beacon and the Company within 10 days following the end of such 45-day period, each of us hereby agrees to submit the matter to an independent arbitrator, who shall be a partner in a "Big Six" accounting firm other than the Company's Auditors who has professional expertise with such matters and who is acceptable to both of us (the "Arbitrator"). If the parties are unable to agree on the identity of such arbitrator within five days after the end of the 10-day period, either party shall have the right to ask the President of the American Arbitration Association to select the Arbitrator. The Arbitrator shall examine (i) the statement and CFO Certificate prepared by us and the supporting documentation provided therewith and (ii) the results of the audit prepared by Beacon's advisors and the supporting analyses provided therewith. Not later than 30 days following submission of such matters to the Arbitrator, the Arbitrator shall deliver to each of us his written report setting forth his determination of Medical Loss Ratio and Medicare Enrollees for the period and the supporting calculations therefore. Such report shall be final and binding and shall be used for the purposes of calculating the adjustments to the conversion ratio applicable to the Series D Preferred as provided in Article IV, Section F.4(b)(iv) of the Restated Articles and/or to effect the provisions of Article V, Section 3 of the Restated Articles, as applicable. The fees and expenses of any Arbitrator shall be born by the Company.


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         Please indicate your assent to the foregoing by executing this letter where indicated below.



                                      DOCTORS HEALTH, INC.


                                      By: /s/ John R. Dwyer, Jr.
                                          ______________________________
                                          Name: John R. Dwyer, Jr.
                                          Title: Chief Financial Officer


Accepted and Agreed to:

THE BEACON GROUP III - FOCUS VALUE FUND, L.P.

By:      Beacon Focus Value Investors, L.L.C.

By:      Focus Value GP, Inc.


By: /s/ Eric R. Wilkinson
    ______________________________
    Name: Eric R. Wilkinson
    Title: Managing Director


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

                                                                       EXHIBIT A


                                           Medicare Enrollees at June 30, 1998

                        Fiscal Year 1998         28,000 or     27,999 to      22,499 to      18,999 to      16,999 to
                        Medicare Medical Loss    ---------     ---------      ---------      ---------      ---------
                        Ratio                      more          23,500         19,000         17,000         15,000
                        ---------------------      ----          ------         ------         ------         ------
                        Less than 72.5%           $11.00         $10.50         $10.00          $9.00          $8.00

                        72.5% to 76.99%           $10.00          $9.50          $9.00          $8.00          $7.00

                        77% to 79.99%              $9.00          $8.50          $8.00          $7.00          $6.00

                        80% to 81.99%              $8.00          $7.50          $7.00          $6.00          $5.50

                        82% to 83.99%              $7.00          $6.50          $6.00          $5.50          $5.50

                        84% or higher              $6.00          $5.50          $5.50          $5.50          $5.50


         Note: The conversion ratio of the Series D Preferred Stock shall be adjusted by dividing the Series D Issue Price by the applicable dollar figure shown in the matrix and multiplying such result by the then applicable Series D Conversion Ratio.

                                                                       EXHIBIT B


                      Medical Loss Ratio/IBNR Methodology

                  The Company is required by Generally Accepted Accounting Principles (GAAP) to estimate a reserve for incurred but not reported services
(IBNR) in order to match the incurred expenses with the revenues recognized in its financial statements. Various method(s) are used by HMO's and other managed care providers to calculate the IBNR in accordance with GAAP. The Company has determined that given its limited amount of historical experience and its tightly managed population, that pricing all authorized services per the MedAdvice Medical Management System (MedAdvice) will be its primary methodology to determine IBNR in accordance with GAAP.

                  The methodology derives all authorized units of service (days, specialist visits, home health visits, etc.) from MedAdvice and prices the units of service at the expected cost. The prices for the units of service are based on the best estimate of the health care price per unit (contracted fee schedule amounts, contracted per diem rates, average historical cost, etc.). In addition, estimates are made for large cases (up to the stop-loss attachment point), emergency services which were not authorized until after the event and authorized services not yet incurred. From time to time and as changes in the Company's patient pools, medical expense experience and contracts may indicate, the Company may increase or decrease the reserve created pursuant to the foregoing MedAdvice cost estimating methodology. The Company will perform periodic "lookback" tests to validate the methodology and assumptions and make revisions, as necessary.

                  The Company reserves the right to take guidance from any other methodology that complies with generally accepted accounting principles and the Company's reporting requirements established by the Securities and Exchange Commission.